                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                                (Original Filing)

                                  AXS-ONE INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   002458 10 7
                                 (CUSIP Number)

                                  June 17, 2005
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

CUSIP No. 002458 10 7                                13G                                         Page 2 of 5

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1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         RIT Capital Partners plc

-------- -------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [    ]
                                                                                                          (b) [    ]
         Not applicable

-------- -------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-------- -------------------------------------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         England

----------------------------------------------------------------------------------------------------------------------
       NUMBER OF           5.   SOLE VOTING POWER            2,418,379
         SHARES           ---------------------------------------------------------------------------------------------
      BENEFICIALLY         6.   SHARED VOTING POWER          0
        OWNED BY          ---------------------------------------------------------------------------------------------
          EACH             7.   SOLE DISPOSITIVE POWER       2,418,379
       REPORTING
      PERSON WITH         ---------------------------------------------------------------------------------------------
                            8.  SHARED DISPOSITIVE POWER     0

                          ---------------------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,418,379
-------- -------------------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                                                    [    ]
-------- -------------------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.1%
-------- -------------------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
-------- -------------------------------------------------------------------------------------------------------------

                                       2

CUSIP No. 002458 10 7                 13G                            Page 3 of 5

ITEM 1(A).  NAME OF ISSUER:

AXS-One Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

301 Route 17 North
Rutherford, NJ  07070

ITEM 2(A).  NAME OF PERSON FILING:

RIT Capital Partners plc

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

27 St. James's Place
London SW1A 1NR
England

ITEM 2(C).  CITIZENSHIP:

England

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

Common Stock,  $0.01 par value per share

ITEM 2(E).  CUSIP NUMBER:

002458 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)      Amount beneficially owned: 2,418,379 shares (including 403,063 shares issuable upon exercise of immediately exercisable warrants)

(b)      Percent of class: 7.1%

                                       3

CUSIP No. 002458 10 7                  13G                           Page 4 of 5

(c) Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 2,418,379*
         (ii)  Shared power to vote or to direct the vote: 0
         (iii) Sole power to dispose or to direct the disposition of: 2,418,379
         (iv)  Shared power to dispose or to direct the disposition of: 0

* Anthony Bloom, a director of AXS-One Inc., presently provides investment advice to, and is a former director of RIT Capital Partners plc. Mr. Bloom has disclaimed beneficial ownership of the shares owned by RIT Capital Partners plc.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       4

CUSIP No. 002458 10 7                  13G                           Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2005

                                                 RIT Capital Partners plc

                                                 By: /s/ C.J. Wise
                                                     ---------------------
                                                 Name: C.J. Wise
                                                 Title: Alternate Director